Exhibit 99.1

THIS POWER OF ATTORNEY is granted on 23 May 2023

1
I, James Arthur Ratcliffe, of 1.7.0 Quai Kennedy, 1 Boulevard Louis 11, MC-98000, Monaco, hereby appoint each of John Reece of Flat 11, 21 Manresa Road, London SW3 6LZ, Simon Denys Morland of Lower Burston Farm, Lines Hill, Aston Abbotts, Aylesbury HP22 4RQ and Jonathan Frank Ginns of Lords Oak, Landford, Salisbury SP5 2DW (whether acting individually or jointly and each an Attorney) to be my attorney in my name and on my behalf to do and execute at his discretion any or all of the following acts, deeds and things:

1.1
to represent me in my capacity as shareholder and/or director of any legal entity or as partner in any partnership, and to exercise any and all rights that I may have in such capacity, including the right to resign as a director or partner, or to approve  the winding up or dissolution (in whatever manner) of the relevant legal entity or partnership (an Interest) ;

1.2	to represent me in my personal capacity in order to:

1.2.1
agree any loan or other financial or other arrangements (including a sale of shares in any relevant entity and matters related thereto) as may be considered appropriate in respect of the properties owned and business operated by Lime Wood Group Limited, including any amendments thereto, and engage in and conclude any negotiations relating to any prior or future acquisition of property or related business, or

1.2.2
represent me, engage in and conclude any negotiations relating to any prior or future acquisition, divestment or management, in any manner, of any interest (freehold, leasehold, shareholding or otherwise)  in residential, commercial or other type of property or business, including  the making of financial loans, approving rental arrangements, or agreeing planning or other decisions in respect of any property or business, or

1.2.3
represent me, engage in and conclude any negotiations relating to any prior or future acquisition , divestment or management, in any manner, of any other form of property, including but not limited to aircraft, yachts or cars, or

1.2.4
engage in and conclude any negotiations relating to any prior or future investment in a business, whether through the acquisition  of any shares or assets and whether structured as full ownership or joint venture or otherwise, and to manage all aspects of such investments going forward, or

1.2.5	represent me in respect of any personal banking or investment matters and services, including but not limited to:

(a)	the opening, closing and operation of any bank or investment account;

(b)	the purchase, sale or transfer of investments; and

(c)	any borrowing arrangements, or

1.2.6	make decisions in any tax matters affecting me, including dealing with any enquiry with UK HMRC or any other tax authority,

(each a Personal Matter);

1.3
to agree and settle the wording of, and to sign or to execute and deliver as a deed or to sign, seal and deliver on my behalf and in my name any deed, letter, form, document, contract, certificate, waiver, assignment, charge and/or notice to be executed or signed by me as may be required or desirable (at the discretion of  each Attorney) in connection with or incidental to any Interest or Personal Matter, whether in respect of an exchange of contracts or completion of any particular matter or otherwise, in each case in such form as the Attorney in his absolute discretion thinks fit;

1.4
to give in my name and on my behalf such undertakings, representations, warranties, confirmations, covenants and consents as shall be necessary or advantageous to be given (at the discretion of the Attorney) in connection with or incidental to any Interest or Personal Matter;

1.5
to instruct any professional advisers on my behalf in connection with the powers in this paragraph 1 as each Attorney shall in his absolute and unfettered discretion deem necessary or desirable for the purpose of giving effect to the matters contemplated by this power of attorney; and

1.6
without prejudice to the generality of the foregoing, to have full power generally, acting as my attorney, to execute and perform all such lawful acts,  deeds, contracts, undertakings, assurances in law and things whatsoever that I  can lawfully do by an attorney, in accordance with section 10 of the Powers of Attorney Act 1971.

2
All acts of the Attorneys pursuant to any of the powers conferred upon each of them by this deed shall be valid and binding on me and my successors and assigns for all purposes. I hereby undertake to ratify whatever my Attorney(s) shall lawfully do or cause to be done hereunder by reason of the exercise or purported exercise of any powers conferred upon them under this deed and to indemnify and to keep indemnified my Attorneys and keep them fully indemnified from and against all losses, liabilities, damages, costs, claims or expenses, proceedings, obligations and liabilities which my Attorneys (or either of them) may directly or indirectly suffer or incur as a result thereof.

3	The specific powers listed in this power of attorney shall not be construed as imposing any restrictions on the general authority given to each Attorney under this power of attorney.

4
This power of attorney shall in all circumstances remain in force and be irrevocable from the date set out above up to and including 31 December 2024 but shall be of no further effect after the expiry of such period.

5	My Attorneys shall have full power to disclose this power of attorney to whomsoever and in such manner as they shall, in their absolute discretion, consider necessary or desirable.

6	This power of attorney is governed by and shall be construed in accordance with English law.

IN WITNESS whereof this power of attorney  has been executed  as a deed by me on the date written at the start of this deed.

SIGNED as a deed by
JAMES ARTHUR RATCLIFFE
in the presence of:	/s/ James A. Ratcliffe

Witness’ signature	/s/ Jessica Fernandez

Name	Jessica Fernandez

Address	One Monte-Carlo

6 av. Princess Alice

Monaco 98000

Occupation	P.A